UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Fusion Fuel Green plc

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

G3R25D 118

(CUSIP Number)

November 26, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G3R25D 118	13 G	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Ilustrato Picture International Inc. (“ILUS”), IRS No.: 272450645
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,818,969 Class A Ordinary Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,818,969 Class A Ordinary Shares 3,435,248 Series A Preferred Shares
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,818,969 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.7%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. G3R25D 118	13 G	Page 3 of 5

ITEM 1(A).	NAME OF ISSUER

The name of the issuer is Fusion Fuel Green plc (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

499 Park Avenue 12th Floor New York, NY 10022

ITEM 2(A).	NAME OF PERSONS FILING

This statement is filed by Ilustrato Picture International Inc. (the “ILUS”) and Mr. Nicolas Link, who are collectively referred to herein as “Reporting Persons”.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the PRINCIPAL BUSINESS OFFICE of the Reporting Persons is 26 Broadway Suite 934 New York, NY 10004

ITEM 2(C)	CITIZENSHIP

ILUS is a Nevada Corporation. Mr. Link is a citizen of the United Arab Emirates.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES

Class A Ordinary Shares, par value $0.0001 (the “Shares”).

ITEM 2(E)	CUSIP NUMBER

G3R25D 118

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

(a)	The Reporting Person beneficially owns 7,254,217 shares, consisting of (i) 219,991 Series A Preferred Shares held directly by Mr. Link, (ii) 3,215,258 Series A Preferred Shares held by ILUS, and (iii) 3,818,969 Class A Ordinary Shares held by ILUS.

(b)	Percent of class beneficially owned by the Reporting Persons: 16.6% Class A Ordinary Shares

(c)	Number of Shares as to which the Reporting Person has voting (i) 3,818,969 Class A Ordinary Shares held indirectly through ILUS

The percentage of beneficial ownership stated herein and on the Reporting Person’s cover page to this Schedule 13G are based on a total of 19,104,398 ordinary shares outstanding as of November 18, 2024, disclosed in the Issuer’s Stock Purchase Agreement, dated as of November 18, 2024 filed on Form 6-K on November 20, 2024.

CUSIP NO. G3R25D 118	13 G	Page 4 of 5

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below, the Reporting Person certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. G3R25D 118	13 G	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2024

/s/ Nicolas Link
Nicolas Link